UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Overview

On July 27, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing the completion of the Company’s acquisition of Timios, Inc.  A copy of this press release is attached hereto as Exhibit 99.1.  On the same date, the Company also issued another press release announcing an incremental increase in the Company’s file volumes and that the Company is indefinitely suspending providing guidance regarding its financial results and withdrawing previously disclosed guidance.  A copy of this press release is attached hereto as Exhibit 99.2.

 EXHIBITS

Exhibit No.	Description
99.1	Press release, dated July 27, 2010, regarding Timios transaction

99.2	Press release, dated July 27, 2010, regarding file volumes and earnings guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 28, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Chief Financial Officer